RECEIVED

2007 APR 11 A 10:72

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

07022538

Ext:	020 7695 6378
Fax:	020 7695 6378
Date:	22 March 2007

SUPPL

Dear Sir

J Sainsbury Announces: Notification relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 22nd March 2007.

Yours sincerely

PP

Hazel Jarvis
Deputy Secretary

PROCESSED
APR 16 2007
THOMSON FINANCIAL

Enc

Sainsbury(J) PLC
22 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,236,278 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
22 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,236,278 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
22 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,236,278 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
22 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,236,278 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
22 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,236,278 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

J Sainsbury plc

RECEIVED

2007 APR 11 A 10:41

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 28 March 2007

Dear Sir

Fourth Quarter Trading Statement for 12 weeks to 24 March 2007.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 28th March 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

J Sainsbury plc

28 March 2007

Fourth Quarter Trading Statement for 12 weeks to 24 March 2007

- **Total sales for quarter four up 6.6 per cent (7.8 per cent excluding fuel)**
- **Like-for-like sales for quarter four up 4.9 per cent (5.9 per cent excluding fuel)**
- **Second year of recovery plan completed with strong momentum**

Justin King, chief executive, said: "We have now completed the second year of our Making Sainsbury's Great Again recovery plan and have delivered strong sales growth in our fourth quarter, the ninth consecutive quarter of growth. Like-for-like sales excluding fuel were up 5.9 per cent, slightly ahead of our expectations as we continued to grow market share in a strong market (1). As expected, grocery inflation continued throughout the quarter and was recorded at 2.3 per cent. We continue to maintain our competitive price position and reduced prices on over 1,000 products in the quarter.

"We provided customers with a strong product offer for key events such as Valentine's Day and Mother's Day which drove the sales performance. Our participation in Red Nose Day on March 16 accounted for an estimated 0.3 per cent of our sales growth in the quarter and as a result of the generosity of our customers and colleagues we were able to donate over £7 million to Comic Relief.

"Our store extensions, new stores and refurbishments performed strongly during the quarter, exceeding our sales expectations. We opened five new supermarkets, including two replacement stores and one acquisition, as well as completing two extensions. We also opened a net five new convenience stores. Additionally, we refurbished 11 supermarkets and added our complementary non-food range to another five supermarkets.

"Sales of Fairtrade products grew by 50 per cent during the quarter. We have now converted 75 per cent of our bananas to Fairtrade as such products are becoming an increasingly important part of the weekly shop for our customers. Fairtrade fortnight at the beginning of March enabled us to increase our focus on fairly traded products. During these weeks sales grew 150 per cent compared to the previous year.

"Consumer focus on eating a healthier and balanced diet is traditionally stronger in this quarter, following the Christmas period. Our 'Big 5 drive', launched in January, was designed to help people eat five portions of fruit or vegetables a day and over four weeks we gave away three million portions of fruit and vegetables. Our Wheel of Health multiple traffic light labelling, first introduced over two years ago, has been added to our basics range and is now on over 4,500 products. Customers have told us that the traffic light system is the easiest way to make decisions about the food they buy.

"Our third Active Kids programme launched in February. We have already donated £34 million of sports equipment since 2005 and this year Scouts and Girl Guides join the 32,500 schools and nurseries across the UK that are accepting vouchers. We have added camping gear, cookery equipment and discounts on group activities such as abseiling and canoeing to the catalogue of rewards available.

"Today we are announcing that we have renewed the contract for our participation in the Nectar customer loyalty programme. Customers value the rewards they are able to collect through this multi-partner loyalty scheme and the contract renewal allows us to continue to improve our relationship with our customers. We're also broadening our relationship to enhance our ability to use the data for the benefit of customers.

"We are committed to delivering the Making Sainsbury's Great Again recovery plan as announced on 19 October 2004 and believe this strategy is delivering substantial value for our shareholders. As we enter the third year of the plan, we are confident that we can continue to build upon this recovery."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) As measured by TNS on a 12 weekly basis compared with the previous year.

(2) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(3) Sales growth is detailed below:

2006/07	Q1*	Q2	H1*	Q3	Q4	H2	FY*
Sales growth including fuel (%)							
Total	8.1	7.6	7.8	5.8	**6.6**	**6.2**	**7.0**
LfL	7.1	6.5	6.8	4.2	**4.9**	**4.6**	**5.7**
Sales growth excluding fuel (%)							
Total	6.7	8.0	7.5	6.8	**7.8**	**7.3**	**7.4**
LfL	5.7	6.6	6.2	5.0	**5.9**	**5.4**	**5.9**

*Q1 Easter adjusted. First half total sales growth of 8.3%, including fuel. Full year total sales growth of 7.3%, including fuel.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 30 March 2007.

(5) Sainsbury's will announce its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

28 March 2007

Fourth Quarter Trading Statement for 12 weeks to 24 March 2007

- **Total sales for quarter four up 6.6 per cent (7.8 per cent excluding fuel)**
- **Like-for-like sales for quarter four up 4.9 per cent (5.9 per cent excluding fuel)**
- **Second year of recovery plan completed with strong momentum**

Justin King, chief executive, said: "We have now completed the second year of our Making Sainsbury's Great Again recovery plan and have delivered strong sales growth in our fourth quarter, the ninth consecutive quarter of growth. Like-for-like sales excluding fuel were up 5.9 per cent, slightly ahead of our expectations as we continued to grow market share in a strong market (1). As expected, grocery inflation continued throughout the quarter and was recorded at 2.3 per cent. We continue to maintain our competitive price position and reduced prices on over 1,000 products in the quarter.

"We provided customers with a strong product offer for key events such as Valentine's Day and Mother's Day which drove the sales performance. Our participation in Red Nose Day on March 16 accounted for an estimated 0.3 per cent of our sales growth in the quarter and as a result of the generosity of our customers and colleagues we were able to donate over £7 million to Comic Relief.

"Our store extensions, new stores and refurbishments performed strongly during the quarter, exceeding our sales expectations. We opened five new supermarkets, including two replacement stores and one acquisition, as well as completing two extensions. We also opened a net five new convenience stores. Additionally, we refurbished 11 supermarkets and added our complementary non-food range to another five supermarkets.

"Sales of Fairtrade products grew by 50 per cent during the quarter. We have now converted 75 per cent of our bananas to Fairtrade as such products are becoming an increasingly important part of the weekly shop for our customers. Fairtrade fortnight at the beginning of March enabled us to increase our focus on fairly traded products. During these weeks sales grew 150 per cent compared to the previous year.

"Consumer focus on eating a healthier and balanced diet is traditionally stronger in this quarter, following the Christmas period. Our 'Big 5 drive', launched in January, was designed to help people eat five portions of fruit or vegetables a day and over four weeks we gave away three million portions of fruit and vegetables. Our Wheel of Health multiple traffic light labelling, first introduced over two years ago, has been added to our basics range and is now on over 4,500 products. Customers have told us that the traffic light system is the easiest way to make decisions about the food they buy.

"Our third Active Kids programme launched in February. We have already donated £34 million of sports equipment since 2005 and this year Scouts and Girl Guides join the 32,500 schools and nurseries across the UK that are accepting vouchers. We have added camping gear, cookery equipment and discounts on group activities such as abseiling and canoeing to the catalogue of rewards available.

"Today we are announcing that we have renewed the contract for our participation in the Nectar customer loyalty programme. Customers value the rewards they are able to collect through this multi-partner loyalty scheme and the contract renewal allows us to continue to improve our relationship with our customers. We're also broadening our relationship to enhance our ability to use the data for the benefit of customers.

"We are committed to delivering the Making Sainsbury's Great Again recovery plan as announced on 19 October 2004 and believe this strategy is delivering substantial value for our shareholders. As we enter the third year of the plan, we are confident that we can continue to build upon this recovery."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) As measured by TNS on a 12 weekly basis compared with the previous year.

(2) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(3) Sales growth is detailed below:

2006/07	Q1*	Q2	H1*	Q3	Q4	H2	FY*
Sales growth including fuel (%)							
Total	8.1	7.6	7.8	5.8	**6.6**	**6.2**	**7.0**
LfL	7.1	6.5	6.8	4.2	**4.9**	**4.6**	**5.7**
Sales growth excluding fuel (%)							
Total	6.7	8.0	7.5	6.8	**7.8**	**7.3**	**7.4**
LfL	5.7	6.6	6.2	5.0	**5.9**	**5.4**	**5.9**

*Q1 Easter adjusted. First half total sales growth of 8.3%, including fuel. Full year total sales growth of 7.3%, including fuel.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 30 March 2007.

(5) Sainsbury's will announce its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

28 March 2007

Fourth Quarter Trading Statement for 12 weeks to 24 March 2007

- **Total sales for quarter four up 6.6 per cent (7.8 per cent excluding fuel)**
- **Like-for-like sales for quarter four up 4.9 per cent (5.9 per cent excluding fuel)**
- **Second year of recovery plan completed with strong momentum**

Justin King, chief executive, said: "We have now completed the second year of our Making Sainsbury's Great Again recovery plan and have delivered strong sales growth in our fourth quarter, the ninth consecutive quarter of growth. Like-for-like sales excluding fuel were up 5.9 per cent, slightly ahead of our expectations as we continued to grow market share in a strong market (1). As expected, grocery inflation continued throughout the quarter and was recorded at 2.3 per cent. We continue to maintain our competitive price position and reduced prices on over 1,000 products in the quarter.

"We provided customers with a strong product offer for key events such as Valentine's Day and Mother's Day which drove the sales performance. Our participation in Red Nose Day on March 16 accounted for an estimated 0.3 per cent of our sales growth in the quarter and as a result of the generosity of our customers and colleagues we were able to donate over £7 million to Comic Relief.

"Our store extensions, new stores and refurbishments performed strongly during the quarter, exceeding our sales expectations. We opened five new supermarkets, including two replacement stores and one acquisition, as well as completing two extensions. We also opened a net five new convenience stores. Additionally, we refurbished 11 supermarkets and added our complementary non-food range to another five supermarkets.

"Sales of Fairtrade products grew by 50 per cent during the quarter. We have now converted 75 per cent of our bananas to Fairtrade as such products are becoming an increasingly important part of the weekly shop for our customers. Fairtrade fortnight at the beginning of March enabled us to increase our focus on fairly traded products. During these weeks sales grew 150 per cent compared to the previous year.

"Consumer focus on eating a healthier and balanced diet is traditionally stronger in this quarter, following the Christmas period. Our 'Big 5 drive', launched in January, was designed to help people eat five portions of fruit or vegetables a day and over four weeks we gave away three million portions of fruit and vegetables. Our Wheel of Health multiple traffic light labelling, first introduced over two years ago, has been added to our basics range and is now on over 4,500 products. Customers have told us that the traffic light system is the easiest way to make decisions about the food they buy.

"Our third Active Kids programme launched in February. We have already donated £34 million of sports equipment since 2005 and this year Scouts and Girl Guides join the 32,500 schools and nurseries across the UK that are accepting vouchers. We have added camping gear, cookery equipment and discounts on group activities such as abseiling and canoeing to the catalogue of rewards available.

"Today we are announcing that we have renewed the contract for our participation in the Nectar customer loyalty programme. Customers value the rewards they are able to collect through this multi-partner loyalty scheme and the contract renewal allows us to continue to improve our relationship with our customers. We're also broadening our relationship to enhance our ability to use the data for the benefit of customers.

"We are committed to delivering the Making Sainsbury's Great Again recovery plan as announced on 19 October 2004 and believe this strategy is delivering substantial value for our shareholders. As we enter the third year of the plan, we are confident that we can continue to build upon this recovery."

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) As measured by TNS on a 12 weekly basis compared with the previous year.

(2) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(3) Sales growth is detailed below:

2006/07	Q1*	Q2	H1*	Q3	Q4	H2	FY*
Sales growth including fuel (%)							
Total	8.1	7.6	7.8	5.8	**6.6**	**6.2**	**7.0**
LfL	7.1	6.5	6.8	4.2	**4.9**	**4.6**	**5.7**
Sales growth excluding fuel (%)							
Total	6.7	8.0	7.5	6.8	**7.8**	**7.3**	**7.4**
LfL	5.7	6.6	6.2	5.0	**5.9**	**5.4**	**5.9**

*Q1 Easter adjusted. First half total sales growth of 8.3%, including fuel. Full year total sales growth of 7.3%, including fuel.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 30 March 2007.

(5) Sainsbury's will announce its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

28 March 2007

Fourth Quarter Trading Statement for 12 weeks to 24 March 2007

- **Total sales for quarter four up 6.6 per cent (7.8 per cent excluding fuel)**
- **Like-for-like sales for quarter four up 4.9 per cent (5.9 per cent excluding fuel)**
- **Second year of recovery plan completed with strong momentum**

Justin King, chief executive, said: "We have now completed the second year of our Making Sainsbury's Great Again recovery plan and have delivered strong sales growth in our fourth quarter, the ninth consecutive quarter of growth. Like-for-like sales excluding fuel were up 5.9 per cent, slightly ahead of our expectations as we continued to grow market share in a strong market (1). As expected, grocery inflation continued throughout the quarter and was recorded at 2.3 per cent. We continue to maintain our competitive price position and reduced prices on over 1,000 products in the quarter.

"We provided customers with a strong product offer for key events such as Valentine's Day and Mother's Day which drove the sales performance. Our participation in Red Nose Day on March 16 accounted for an estimated 0.3 per cent of our sales growth in the quarter and as a result of the generosity of our customers and colleagues we were able to donate over £7 million to Comic Relief.

"Our store extensions, new stores and refurbishments performed strongly during the quarter, exceeding our sales expectations. We opened five new supermarkets, including two replacement stores and one acquisition, as well as completing two extensions. We also opened a net five new convenience stores. Additionally, we refurbished 11 supermarkets and added our complementary non-food range to another five supermarkets.

"Sales of Fairtrade products grew by 50 per cent during the quarter. We have now converted 75 per cent of our bananas to Fairtrade as such products are becoming an increasingly important part of the weekly shop for our customers. Fairtrade fortnight at the beginning of March enabled us to increase our focus on fairly traded products. During these weeks sales grew 150 per cent compared to the previous year.

"Consumer focus on eating a healthier and balanced diet is traditionally stronger in this quarter, following the Christmas period. Our 'Big 5 drive', launched in January, was designed to help people eat five portions of fruit or vegetables a day and over four weeks we gave away three million portions of fruit and vegetables. Our Wheel of Health multiple traffic light labelling, first introduced over two years ago, has been added to our basics range and is now on over 4,500 products. Customers have told us that the traffic light system is the easiest way to make decisions about the food they buy.

"Our third Active Kids programme launched in February. We have already donated £34 million of sports equipment since 2005 and this year Scouts and Girl Guides join the 32,500 schools and nurseries across the UK that are accepting vouchers. We have added camping gear, cookery equipment and discounts on group activities such as abseiling and canoeing to the catalogue of rewards available.

"Today we are announcing that we have renewed the contract for our participation in the Nectar customer loyalty programme. Customers value the rewards they are able to collect through this multi-partner loyalty scheme and the contract renewal allows us to continue to improve our relationship with our customers. We're also broadening our relationship to enhance our ability to use the data for the benefit of customers.

"We are committed to delivering the Making Sainsbury's Great Again recovery plan as announced on 19 October 2004 and believe this strategy is delivering substantial value for our shareholders. As we enter the third year of the plan, we are confident that we can continue to build upon this recovery."

Enquiries:
Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) As measured by TNS on a 12 weekly basis compared with the previous year.

(2) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(3) Sales growth is detailed below:

2006/07	Q1*	Q2	H1*	Q3	Q4	H2	FY*
Sales growth including fuel (%)							
Total	8.1	7.6	7.8	5.8	**6.6**	**6.2**	**7.0**
LfL	7.1	6.5	6.8	4.2	**4.9**	**4.6**	**5.7**
Sales growth excluding fuel (%)							
Total	6.7	8.0	7.5	6.8	**7.8**	**7.3**	**7.4**
LfL	5.7	6.6	6.2	5.0	**5.9**	**5.4**	**5.9**

*Q1 Easter adjusted. First half total sales growth of 8.3%, including fuel. Full year total sales growth of 7.3%, including fuel.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 30 March 2007.

(5) Sainsbury's will announce its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

28 March 2007

Fourth Quarter Trading Statement for 12 weeks to 24 March 2007

- **Total sales for quarter four up 6.6 per cent (7.8 per cent excluding fuel)**
- **Like-for-like sales for quarter four up 4.9 per cent (5.9 per cent excluding fuel)**
- **Second year of recovery plan completed with strong momentum**

Justin King, chief executive, said: "We have now completed the second year of our Making Sainsbury's Great Again recovery plan and have delivered strong sales growth in our fourth quarter, the ninth consecutive quarter of growth. Like-for-like sales excluding fuel were up 5.9 per cent, slightly ahead of our expectations as we continued to grow market share in a strong market (1). As expected, grocery inflation continued throughout the quarter and was recorded at 2.3 per cent. We continue to maintain our competitive price position and reduced prices on over 1,000 products in the quarter.

"We provided customers with a strong product offer for key events such as Valentine's Day and Mother's Day which drove the sales performance. Our participation in Red Nose Day on March 16 accounted for an estimated 0.3 per cent of our sales growth in the quarter and as a result of the generosity of our customers and colleagues we were able to donate over £7 million to Comic Relief.

"Our store extensions, new stores and refurbishments performed strongly during the quarter, exceeding our sales expectations. We opened five new supermarkets, including two replacement stores and one acquisition, as well as completing two extensions. We also opened a net five new convenience stores. Additionally, we refurbished 11 supermarkets and added our complementary non-food range to another five supermarkets.

"Sales of Fairtrade products grew by 50 per cent during the quarter. We have now converted 75 per cent of our bananas to Fairtrade as such products are becoming an increasingly important part of the weekly shop for our customers. Fairtrade fortnight at the beginning of March enabled us to increase our focus on fairly traded products. During these weeks sales grew 150 per cent compared to the previous year.

"Consumer focus on eating a healthier and balanced diet is traditionally stronger in this quarter, following the Christmas period. Our 'Big 5 drive', launched in January, was designed to help people eat five portions of fruit or vegetables a day and over four weeks we gave away three million portions of fruit and vegetables. Our Wheel of Health multiple traffic light labelling, first introduced over two years ago, has been added to our basics range and is now on over 4,500 products. Customers have told us that the traffic light system is the easiest way to make decisions about the food they buy.

"Our third Active Kids programme launched in February. We have already donated £34 million of sports equipment since 2005 and this year Scouts and Girl Guides join the 32,500 schools and nurseries across the UK that are accepting vouchers. We have added camping gear, cookery equipment and discounts on group activities such as abseiling and canoeing to the catalogue of rewards available.

"Today we are announcing that we have renewed the contract for our participation in the Nectar customer loyalty programme. Customers value the rewards they are able to collect through this multi-partner loyalty scheme and the contract renewal allows us to continue to improve our relationship with our customers. We're also broadening our relationship to enhance our ability to use the data for the benefit of customers.

"We are committed to delivering the Making Sainsbury's Great Again recovery plan as announced on 19 October 2004 and believe this strategy is delivering substantial value for our shareholders. As we enter the third year of the plan, we are confident that we can continue to build upon this recovery."

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127

Notes

(1) As measured by TNS on a 12 weekly basis compared with the previous year.

(2) Certain statements made in this announcement are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future events or results referred to in these forward looking statements.

(3) Sales growth is detailed below:

2006/07	Q1*	Q2	H1*	Q3	Q4	H2	FY*
Sales growth including fuel (%)							
Total	8.1	7.6	7.8	5.8	**6.6**	**6.2**	**7.0**
LfL	7.1	6.5	6.8	4.2	**4.9**	**4.6**	**5.7**
Sales growth excluding fuel (%)							
Total	6.7	8.0	7.5	6.8	**7.8**	**7.3**	**7.4**
LfL	5.7	6.6	6.2	5.0	**5.9**	**5.4**	**5.9**

*Q1 Easter adjusted. First half total sales growth of 8.3%, including fuel. Full year total sales growth of 7.3%, including fuel.

(4) A conference call will take place at 8.45 BST. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions. To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 30 March 2007.

(5) Sainsbury's will announce its preliminary results for the 52 weeks ending 24 March 2007 on 16 May 2007.

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 27 March 2007

Dear Sir

J Sainsbury Announces: Notification relevant securities in issue.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 27th March 2007.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

Sainsbury(J) PLC
27 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,282,360 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
27 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,282,360 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
27 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,282,360 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
27 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,282,360 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

Sainsbury(J) PLC
27 March 2007

J Sainsbury plc (" Sainsbury's")

Rule 2.10 Announcement

Relevant Securities in Issue

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Sainsbury's confirms that it has 1,734,282,360 Ordinary shares of 28 4/7 pence each in issue.

The ISIN reference for these securities is GB00B019KW72.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the 'Code'), if any person is, or becomes, 'interested' (directly or indirectly) in 1 per cent or more of any class of 'relevant securities' of Sainsbury's, all 'dealings' in any 'relevant securities' of that company (including by means of an option in respect of, or a derivative referenced to, any such 'relevant securities') must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the 'offer period' otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an 'interest' in 'relevant securities' of Sainsbury's, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all 'dealings' in 'relevant securities' of Sainsbury's by CVC, KKR, Blackstone or Sainsbury's, or by any of their respective 'associates', must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose 'relevant securities' 'dealings' should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

'Interests in securities' arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an 'interest' by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a 'dealing' under Rule 8, you should consult the Panel.

END